March 6, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

                    Jay Ingram

                    Nudrat Salik

                    Rufus Decker

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2010
Filed February 23, 2011
Form 10-Q for the Period ended September 30, 2011
Filed November 3, 2011
Response dated February 3, 2012
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated February 21, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2010, filed February 23, 2011, (ii) Form 10-Q for the period ended September 30, 2011, filed November 3, 2011, and (iii) the Company’s response, dated February 3, 2012, to the Staff’s comment letter, dated December 27, 2011.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2010

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Company’s Response:

We confirm that we have included, as applicable, proposed revisions in this letter and that the applicable revisions will be included in our future filings, including interim filings, if applicable.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 40

2.	We note your response to comment one in our letter dated December 27, 2011. You indicate that your reporting units are the same as your operating segments in accordance with ASC 350-20-35. It remains unclear what your reporting units and correspondingly operating segments are pursuant to ASC 280-10-50-1 through 9. Please advise and clearly disclose in your filings.

Company’s Response:

The Company determined its reporting units in accordance with Accounting Standards Codification (“ASC”) 350, “Intangibles-Goodwill and other.” ASC 350-20-20 defines a reporting unit as “an operating segment or one level below an operating segment (referred to as a component).” Further, ASC 350-20-35-34 states, “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

ASC 280-10-50-1 states, “an operating segment is a component of a public entity that has all of the following characteristics:

(a) It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

(b) Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(c) Its discrete financial information is available.”

During the years ended December 31, 2010 and 2011, our operating segments consisted of the following:

1.	Utility Services Group

2.	Nsoro

3.	MasTec Network Services

4.	Advanced Technologies

5.	Pumpco

6.	Wanzek

7.	Precision Pipeline

8.	Three Phase Line Construction

9.	Globetec Construction

As noted under Critical Accounting Policies, Goodwill and Intangible Assets in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) each operating segment sells and performs infrastructure construction services, consisting primarily of digging and drilling trenches and installing poles, pipe, towers, antennae, wire and equipment, and none of our operating segments contain material components. Therefore, our reporting units are equivalent to our operating segments.

During the years ended December 31, 2010 and 2011, each of these businesses met the criteria of ASC 280-10-50-1.

As long as the Company continues to be structured as noted above, the Company will modify its future disclosure in Critical Accounting Policies, Goodwill and Intangible Assets in MD&A (and elsewhere in our filings as applicable) as follows:

“We perform our annual impairment review of goodwill and certain intangible assets with indefinite lives during the fourth quarter each year at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also referred to as a component). Our reporting units are equivalent to our operating segments as our operating segments have no significant components.

Our reporting units sell and provide contracting services, including engineering, building, installation, maintenance and upgrade services, primarily by digging and drilling trenches and installing poles, pipe, towers, antennae, wire and equipment. Many of our reporting units perform these services across multiple industries, including telecommunications, utilities and government, and on behalf of a variety of customers, some of which contract services from multiple reporting units.”

The Company made additional acquisitions during the year ended December 31, 2011, as discussed in note 3 of the Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). The annual impairment review for goodwill related to these acquired businesses relied on the ongoing fair value assessments being performed in connection with purchase accounting. The Company is reviewing its organizational structure in light of these acquisitions and will review its structure in connection with future acquisitions or dispositions, if any. Future organizational structures may include different operating segments and those operating segments may have components which constitute reporting units. The Company will continue to assess its organization under the guidance of ASC 280 and ASC 350, which may change the Company’s future disclosures.

Notes to the Financial Statements

Note 2. Earnings Per Share, page 8

3.	We note your response to comment eight in our letter dated December 27, 2011. If your average stock price per share exceeds the $15.76 conversion price, the resulting amount, in shares, of the premium over the principal amount is included in diluted shares. The terms of the new notes do not require you to issue premium shares in the event that the average stock price exceeds the conversion price upon settlement. In this regard, please help us understand your basis for including the premium over the principal amount in diluted shares.

Company’s Response:

As noted in our response to your letter dated December 27, 2011, the Company believes it has overcome the presumption in ASC 260-10-45-45, which provides in relevant part that “if an entity issues a contract that may be settled in common stock or cash at the election of either the entity or the holder, the determination of whether that contract shall be reflected in the computation of diluted EPS shall be made based on the facts available each period. It shall be presumed that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS if the effect is more dilutive.” One of the major factors to be considered in overcoming that presumption is the Board of Directors’ policy that the principal amount of the notes upon repayment or conversion would be paid in cash. Our Board of Directors has adopted a cash payment policy with respect to the principal amount of the notes, and a share settlement policy with respect to the premium over the principal. Accordingly, the presumption requires us to assume that, if converted, the premium would be paid in common stock. We have calculated our diluted EPS based on the Company’s intent as set forth in such policy reviewed quarterly.

Note 10. Debt

Debt Guarantees, page 86

4.	We note your response to comment five in our letter dated December 27, 2011. Please note that there could be differences between a subsidiary being 100% rather than wholly-owned. In this regard, please disclose, if true, that you own 100% of each of the subsidiary guarantors rather than stating that they are wholly-owned since the definitions are different. Refer to Rule 3-10(h)(1) of Regulation S-X.

Company’s Response:

The Company confirms that it owns 100% of each subsidiary guarantor and has changed its disclosure accordingly in the 2011 Form 10-K. We also note that due to changes in our non-guarantor subsidiaries during 2011, we have also included in note 20 to our consolidated financial statements in the 2011 Form 10-K the condensed consolidating financial statements required by Rule 3-10 of Regulation S-X.

Form 10-Q for the Period Ended September 30, 2011

General

5.	Please address the above comments in your interim filings as well, as applicable.

Company’s Response:

We confirm that we will address the above comments and changes and modifications in our future interim filings, as applicable.

6.	We note your response to comment seven in our letter dated December 27, 2011. You present and discuss gross profit, gross margin, and gross margin percentage in other parts of your Form 10-Q, such as on pages 31, 34, and 35. Please show us how you intend to revise these disclosures as well. If you continue to present these amounts outside of the financial statements, please clearly indicate that they are non-GAAP financial measures and correspondingly provide the disclosures required by Item 10(e) of Regulation S-K. In addition, when costs of revenue is presented and discussed, please call it costs of revenue, excluding depreciation and amortization.

Company’s Response:

We confirm that we will eliminate all references to gross profit, gross margin and gross margin percentage unless we add the disclosures required under Item 10(e) of Regulation S-K. In fact, all references to these measures have eliminated in the 2011 Form 10-K. We also confirm that we will use the term “costs of revenue, excluding depreciation and amortization” in all instances where we are presenting and discussing cost of revenue.

Note 3. Acquisitions and Other Investments

EC Source, page 10

7.	We note your response to comment nine in our letter dated December 27, 2011. The amount of consideration to be allocated to net assets acquired is $167.7 million; however, the net assets acquired under your purchase price allocation are only $134.1 million. Given that your current purchase price allocation appears to include the $8.6 million of debt assumed and the earn-out liability of $25 million, it remains unclear how the remaining $33.6 million difference is reflected in your purchase price allocation as well as why the amounts of net assets acquired would not be the same. Please advise and clarify your disclosures as necessary.

Company’s Response:

Management believes the purchase price of EC Source has been properly allocated to the identifiable assets acquired and liabilities assumed in accorance with ASC 805, “Business Combinations.” The Company attempted to disclose the “real” purchase price of the business (including debt and earnout liability as consideration) and show the purchase accounting for the entity in the same table. We modified our disclosure in the 2011 Form 10-K as noted in our previous response; however, upon further evaluation, the Company believes the simplified disclosure below better reflects the purchase price allocation:

“The allocation of purchase price to the fair value of tangible and intangible assets and liabilities, including the estimated value of the earn-out obligation and the estimated useful lives of acquired assets, is provisional and remains preliminary as management continues to assess the valuation of these items and any ultimate purchase price adjustments based on the final assets and net working capital, as prescribed by the purchase agreement.

Preliminary Purchase Price Consideration:
Shares transferred	$94.2
Cash	0.3
Fair value of equity investment	39.6

Total Preliminary Purchase Price Consideration	$134.1

Preliminary Purchase Price Allocation:
Current assets	$21.0
Property and equipment	10.1
Pre-qualifications	31.3
Non-compete agreements	1.5
Backlog	11.0
Goodwill	120.7

Total assets acquired	$195.6
Current liabilities	(13.4)
Debt	(8.6)
Deferred income taxes	(14.5)
Liability arising from contingent consideration arrangement	(25.0)

Total liabilities assumed	$(61.5)

Net assets acquired	$134.1 ”

Note 9. Debt

Senior Convertible Note Exchange, page 21

8.	We note your response to comment 10 in our letter dated December 27, 2011. Please address the following:

•	The purpose of the exchange offer based on disclosures in your S-4 was to attempt to minimize the potential dilution associated with conversions of the notes. The new notes provide you with an option to settle conversions in part, or in whole, in cash. In determining that the exchange transaction should be accounted for as a modification rather than an extinguishment of debt, please help us better understand what consideration you gave to the changes made to the conversion features. Please provide us with your analysis pursuant to ASC 470-50-40-10 which shows your consideration of each of the two circumstances under which the change in debt instruments could still be considered substantive even if the cash flow effect of the change on a present value basis is less than 10 percent. In evaluating ASC 470-50-40-10(b), please also tell us what consideration you gave to ASC 470-20-40-7 through 9; and

Company’s Response:

We note that ASC 470-50, “Debt—Modifications and Extinguishments” provides guidance on determining whether a change in terms should be accounted for as a modification or an extinguishment and the related accounting implications.

Per ASC 470-50-40-10, debt instruments exchanged are deemed to be substantially different (and therefore constitute an extinguishment) if:

a.	the present value of the cash flows under the old and new instruments differ by at least 10%,

Analysis: The aggregate principal, coupon rates and maturities are identical in the Original Notes and the New Notes. The only difference in the cash flows is due to the 50 basis points paid to holders as an exchange fee, which represents a change of less than 1% in the present value of the cash flows. Therefore, the present value of these cash flows will not differ by greater than 10%.

b.	the change in the fair value of the embedded conversion option is at least 10% of the carrying value of the original debt instrument,

Analysis: The conversion feature of the New Notes was valued at $17.4 million based on the difference between the fair value of the liability component and the total aggregate principal. No value was assigned to the conversion feature in the Original Notes. This change of $17.4 million represents 8.6% of the total aggregate principal of $202.3 million.

c.	the modification adds or eliminates a substantive conversion option

Analysis: The conversion feature has been slightly modified in the New Notes as compared to the Original Notes and has not been added or eliminated. ASC 470-20-40-7,8,9 define a substantive conversion feature as being at least reasonably possible of being exercised in the future. Management has evaluated the criteria outlined in these paragraphs and has determined that the conversion feature in both the New Notes and the Original Notes is substantive.

Management does not believe these changes are substantial or represent an extinguishment as defined in the guidance. Furthermore from an economic perspective if the exchange involved debt instruments that were substantially different, a rational investor would demand a higher exchange fee than the 50 basis points paid in this transaction. Accordingly, this transaction is accounted for as a modification.

•	It remains unclear how your allocation of amounts to the debt and equity components complies with ASC 470-20-30-27. As you note, guidance states that the equity component’s carrying value is calculated as the difference between the initial proceeds (in this case the gross carrying value of the original 4.0% and 4.25% convertible notes on the date of the transaction) and the fair value of the liability component. Your response indicates that the fair value of the liability component was approximately $197 million. In this regard, it is not clear why the amount allocated to the equity component would not be the difference between the total aggregate principal of $202.3 million and the $197 million. Please advise.

Company’s Response:

The text of our previous response contained a typographical error. Based on a 6.73% market interest rate for a similar debt instrument without the conversion feature, the present value of the cash flows of the New Notes is approximately $185 million (not $197 million as previously stated). As such, the total aggregate principal of $202.3 million was allocated as follows (in millions):

Liability component	$184.9	91.4%
Equity component	$17.4	8.6%

Total aggregate principal	$202.3	100.0%

In responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely,

MASTEC, INC.

/s/    T. Michael Love

VP, Corporate Controller

cc: Ira N. Rosner, Esq., Greenberg Traurig, P.A.